Exhibit 99.1
Huntington Bancshares Incorporated
Condensed Consolidated Balance Sheets
(Unaudited)

	2007	2006
(in thousands, except number of shares)	March 31,	December 31,	March 31,

Assets
Cash and due from banks	$867,256	$1,080,163	$797,258
Federal funds sold and securities purchased under resale agreements	701,951	440,584	349,098
Interest bearing deposits in banks	100,416	74,168	23,204
Trading account securities	76,631	36,056	111,208
Loans held for sale	277,538	270,422	311,138
Investment securities	3,724,676	4,362,924	5,034,359
Loans and leases	26,266,747	26,153,425	26,145,589
Allowance for loan and lease losses	(282,976)	(272,068)	(283,839)

Net loans and leases	25,983,771	25,881,357	25,861,750

Bank owned life insurance	1,097,986	1,089,028	1,060,305
Premises and equipment	377,687	372,772	375,740
Goodwill	569,779	570,876	579,246
Other intangible assets	57,165	59,487	60,563
Accrued income and other assets	1,144,443	1,091,182	1,102,040

Total Assets	$34,979,299	$35,329,019	$35,665,909

Liabilities and Shareholders’ Equity Liabilities
Deposits	$24,585,893	$25,047,770	$24,555,163
Short-term borrowings	1,577,732	1,676,189	1,687,536
Federal Home Loan Bank advances	1,197,411	996,821	1,658,486
Other long-term debt	2,173,818	2,229,140	2,035,576
Subordinated notes	1,280,870	1,286,657	1,283,359
Deferred federal income tax liability	396,005	443,921	685,559
Accrued expenses and other liabilities	716,210	634,195	680,050

Total Liabilities	31,927,939	32,314,693	32,585,729

Shareholders’ equity
Preferred stock — authorized 6,617,808 shares; none outstanding	—	—	---
Common stock — without par value; authorized 500,000,000 shares; issued 257,866,255 shares; outstanding 235,713,500; 235,474,366 and 245,183,441 shares, respectively	2,563,426	2,560,569	2,548,185
Less 22,152,755; 22,391,889 and 12,682,814 treasury shares at cost, respectively	(501,578)	(506,946)	(273,120)
Accumulated other comprehensive income (loss):
Unrealized gains (losses) on investment securities	11,562	14,254	(52,710)
Unrealized gains on cash flow hedging derivatives	12,901	17,008	24,559
Pension and other postretirement benefit adjustments	(83,972)	(86,328)	(3,283)
Retained earnings	1,049,021	1,015,769	836,549

Total Shareholders’ Equity	3,051,360	3,014,326	3,080,180

Total Liabilities and Shareholders’ Equity	$34,979,299	$35,329,019	$35,665,909

     See notes to unaudited condensed consolidated financial statements

Huntington Bancshares Incorporated
Condensed Consolidated Statements of Income
(Unaudited)

	Three Months Ended
	March 31,
(in thousands, except per share amounts)	2007	2006

Interest and fee income
Loans and leases
Taxable	$461,141	$399,346
Tax-exempt	471	509
Investment securities
Taxable	55,115	52,108
Tax-exempt	6,093	5,712
Other	12,129	7,112

Total interest income	534,949	464,787

Interest expenses
Deposits	196,723	148,314
Short-term borrowings	19,837	14,665
Federal Home Loan Bank advances	12,510	14,488
Subordinated notes and other long-term debt	50,324	43,640

Total interest expense	279,394	221,107

Net interest income	255,555	243,680
Provision for credit losses	29,406	19,540

Net interest income after provision for credit losses	226,149	224,140

Service charges on deposit accounts	44,793	41,222
Trust services	25,894	21,278
Brokerage and insurance income	16,082	15,193
Other service charges and fees	13,208	11,509
Bank owned life insurance income	10,851	10,242
Mortgage banking income	9,351	13,194
Gains on sales of automobile loans	1,144	448
Securities gains (losses)	104	(20)
Other income	23,750	46,468

Total non-interest income	145,177	159,534

Personnel costs	134,639	131,557
Outside data processing and other services	21,814	19,851
Net occupancy	19,908	17,966
Equipment	18,219	16,503
Marketing	7,696	7,301
Professional services	6,482	5,365
Telecommunications	4,126	4,825
Printing and supplies	3,242	3,074
Amortization of intangibles	2,520	1,075
Other expense	23,426	30,898

Total non-interest expense	242,072	238,415

Income before income taxes	129,254	145,259
Provision for income taxes	33,528	40,803

Net income	$95,726	$104,456

Average common shares — basic	235,586	230,968
Average common shares — diluted	238,754	234,363

Per common share
Net income — basic	$0.41	$0.45
Net income — diluted	0.40	0.45
Cash dividends declared	0.265	0.250
     See notes to unaudited condensed consolidated financial statements

Huntington Bancshares Incorporated
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited)

							Accumulated
							Other
	Preferred Stock		Common Stock		Treasury Stock		Comprehensive	Retained
(in thousands)	Shares	Amount	Shares	Amount	Shares	Amount	Income (Loss)	Earnings	Total

Three Months Ended March 31, 2006:
Balance, beginning of period	—	$—	257,866	$2,491,326	(33,760)	$(693,576)	$(22,093)	$781,844	$2,557,501
Comprehensive Income:
Net income								104,456	104,456
Unrealized net losses on investment securities arising during the period, net of reclassification (1) for net realized losses, net of tax of ($9,857).							(18,694)		(18,694)
Unrealized gains on cash flow hedging derivatives, net of tax of $5,036.							9,353		9,353

Total comprehensive income									95,115

Cumulative effect of change in accounting principle for servicing financial assets, net of tax of $6,521								12,110	12,110
Cash dividends declared ($0.25 per share)								(61,861)	(61,861)
Shares issued pursuant to acquisition				53,366	25,350	522,390			575,756
Recognition of the fair value of share-based compensation				4,273					4,273
Treasury shares purchased					(4,831)	(113,326)			(113,326)
Stock options exercised				(782)	569	11,671			10,889
Other				2	(11)	(279)			(277)

Balance, end of period	—	—	257,866	2,548,185	(12,683)	(273,120)	(31,434)	836,549	3,080,180

Three Months Ended March 31, 2007:
Balance, beginning of period	—	—	257,866	2,560,569	(22,392)	(506,946)	(55,066)	1,015,769	3,014,326
Comprehensive Income:
Net income								95,726	95,726
Unrealized net losses on investment securities arising during the period, net of reclassification (1) for net realized gains, net of tax of ($1,255)							(2,692)		(2,692)
Unrealized losses on cash flow hedging derivatives, net of tax of ($2,211)							(4,107)		(4,107)
Pension and other postretirement benefit adjustments:
Net actuarial loss, net of tax of ($1,101)							2,045		2,045
Prior service costs, net of tax of ($70)							131		131
Transition obligation, net of tax of ($97)							180		180

Total comprehensive income									91,283

Cash dividends declared ($0.265 per share)								(62,474)	(62,474)
Recognition of the fair value of share-based compensation				3,940					3,940
Stock options exercised				(1,008)	238	5,355			4,347
Other				(75)	1	13			(62)

Balance, end of period	—	$—	257,866	$2,563,426	(22,153)	$(501,578)	$(59,509)	$1,049,021	$3,051,360

(1)	Reclassification adjustments represent net unrealized gains or losses as of December 31 of the prior year on investment securities that were sold during the current year. For the three months ended March 31, 2007 and 2006, the reclassification adjustments were $104, net of tax of ($36), and ($20), net of tax of $7, respectively.
     See notes to unaudited condensed consolidated financial statements.

Huntington Bancshares Incorporated
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended
	March 31,
(in thousands)	2007	2006

Operating activities
Net income	$95,726	$104,456
Adjustments to reconcile net income to net cash provided by operating activites:
Provision for credit losses	29,406	19,540
Depreciation and amortization	21,226	31,614
Increase in accrued income taxes	134,384	49,020
Deferred income tax benefit	(46,708)	(59,449)
Increase in trading account securities	(40,575)	(23,845)
Originations of loans held for sale	(600,113)	(616,943)
Principal payments on and proceeds from loans held for sale	584,561	600,149
Other, net	3,024	(79,288)

Net cash provided by operating activities	180,931	25,254

Investing activities
(Increase) decrease in interest bearing deposits in banks	(26,248)	2,283
Net cash received in acquisitions	—	66,507
Proceeds from:
Maturities and calls of investment securities	118,718	110,777
Sales of investment securities	426,156	61,687
Purchases of investment securities	(21,620)	(462,392)
Proceeds from sales of loans	108,698	—
Net loan and lease originations, excluding sales	(240,481)	(28,721)
Proceeds from sale of operating lease assets	12,323	47,952
Purchases of premises and equipment	(18,563)	(7,476)
Other, net	2,857	(4,589)

Net cash provided by (used for) investing activities	361,840	(213,972)

Financing activities
(Decrease) increase in deposits	(464,425)	449,778
Decrease in short-term borrowings	(98,457)	(280,864)
Proceeds from issuance of subordinated notes	—	250,000
Proceeds from Federal Home Loan Bank advances	200,600	1,407,050
Maturity of Federal Home Loan Bank advances	(10)	(1,007,161)
Maturity of long-term debt	(70,023)	(380,390)
Dividends paid on common stock	(61,540)	(41,678)
Repurchases of common stock	—	(113,326)
Other, net	(456)	10,889

Net cash (used for) provided by financing activities	(494,311)	294,298

Increase in cash and cash equivalents	48,460	105,580
Cash and cash equivalents at beginning of period	1,520,747	1,040,776

Cash and cash equivalents at end of period	$1,569,207	$1,146,356

Supplemental disclosures:
Income taxes paid	$238	$45,874
Interest paid	294,617	212,279
Non-cash activities
Common stock dividends accrued, paid in subsequent quarter	48,205	49,060
Common stock and stock options issued for purchase acquisition	—	575,756
See notes to unaudited condensed consolidated financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements
Note 1 – Basis of Presentation
     The accompanying unaudited condensed consolidated financial statements of Huntington Bancshares Incorporated (Huntington or the Company) reflect all adjustments consisting of normal recurring accruals, which are, in the opinion of Management, necessary for a fair presentation of the consolidated financial position, the results of operations, and cash flows for the periods presented. These unaudited condensed consolidated financial statements have been prepared according to the rules and regulations of the Securities and Exchange Commission (SEC) and, therefore, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (GAAP) have been omitted. The Notes to Consolidated Financial Statements appearing in Huntington’s 2006 Annual Report on Form 10-K, (2006 Form 10-K), which include descriptions of significant accounting policies, as updated by the information contained in this report, should be read in conjunction with these interim financial statements.
     Certain amounts in the prior-year’s financial statements have been reclassified to conform to the 2007 presentation.
     For statement of cash flows purposes, cash and cash equivalents are defined as the sum of “Cash and due from banks” and “Federal funds sold and securities purchased under resale agreements.”
Note 2 – New Accounting Pronouncements
Financial Accounting Standards Board (FASB) Statement No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132R (Statement No. 158) – In September 2006, the FASB issued Statement No. 158, as an amendment to FASB Statements No. 87, 88, 106, and 132R. Statement No. 158 requires an employer to recognize in its statement of financial position the funded status of its defined benefit plans and to recognize as a component of other comprehensive income, net of tax, any unrecognized transition obligations and assets, the actuarial gains and losses, and prior service costs and credits that arise during the period. The recognition provisions of Statement No. 158 are to be applied prospectively and were effective for fiscal years ending after December 15, 2006. In addition, Statement No. 158 requires a fiscal year end measurement of plan assets and benefit obligations, eliminating the use of earlier measurement dates currently permissible. However, the new measurement date requirement will not be effective until fiscal years ended after December 15, 2008. Currently, Huntington utilizes a measurement date of September 30th. The adoption of Statement No. 158 as of December 31, 2006 resulted in a write-down of its pension asset by $125.1 million, and decreased accumulated other comprehensive income by $83.0 million, net of taxes.
FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes. This Interpretation of FASB Statement No. 109, Accounting for Income Taxes, contains guidance on the recognition and measurement of uncertain tax positions. Huntington adopted FIN 48 on January 1, 2007. Huntington recognizes the impact of a tax position if it is more likely than not that it will be sustained upon examination, based upon the technical merits of the position. The impact of this new pronouncement was not material to Huntington’s financial statements (See Note 9).
FASB Statement No. 157, Fair Value Measurements (Statement No. 157) – In September 2006, the FASB issued Statement No. 157. This Statement establishes a common definition for fair value to be applied to GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. Management is currently assessing the impact this Statement will have on its consolidated financial statements.
FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (Statement No. 159) – In February 2007, the FASB issued Statement No. 159. This Statement permits entities to choose to measure financial instruments and certain other financial assets and financial liabilities at fair value. This Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact this Statement will have on its financial statements.

Note 3 – Pending Acquisition of Sky Financial Group, Inc.
     On December 20, 2006, Huntington announced the signing of a definitive agreement to acquire Sky Financial Group, Inc. (Sky Financial) in a stock and cash transaction expected to be valued at approximately $3.5 billion. Sky Financial is a $17.6 billion diversified financial holding company with over 330 banking offices and over 400 ATMs. Sky Financial serves communities in Ohio, Pennsylvania, Indiana, Michigan, and West Virginia. Sky Financial’s affiliates include: Sky Bank, commercial and retail banking; Sky Trust, asset management services; and Sky Insurance, retail and commercial insurance agency services.
     Under the terms of the agreement, Sky Financial shareholders will receive 1.098 shares of Huntington common stock, on a tax-free basis, and a taxable cash payment of $3.023 for each share of Sky Financial common stock. The merger was unanimously approved by both boards and is expected to close in the third quarter of 2007, pending customary regulatory approvals, as well as approval by both companies’ shareholders.
Note 4 – Goodwill and Other Intangible Assets
     Goodwill by line of business as of March 31, 2007, was as follows:

	Regional	Dealer		Treasury/	Huntington
(in thousands)	Banking	Sales	PFCMG	Other	Consolidated

Balance, January 1, 2007	$535,855	$—	$35,021	$—	$570,876
Adjustments	209	—	(1,306)	—	(1,097)

Balance, March 31, 2007	$536,064	$—	$33,715	$—	$569,779

     The change in goodwill for the three months ended March 31, 2007, primarily relates to purchase accounting adjustments from the December 31, 2006 acquisition of Unified Fund Services, Inc. and Unified Financial Securities, Inc. In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized, but is evaluated for impairment on an annual basis at September 30th of each year or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
     At March 31, 2007, December 31, 2006 and March 31, 2006, Huntington’s other intangible assets consisted of the following:

	Gross	Accumulated	Net
(in thousands)	Carrying Amount	Amortization	Carrying Value
March 31, 2007
Leasehold purchased	$23,655	$(19,835)	$3,820
Core deposit intangible	45,000	(9,378)	35,622
Borrower relationship	6,570	(593)	5,977
Trust customers	11,430	(1,056)	10,374
Other	1,819	(447)	1,372

Total other intangible assets	$88,474	$(31,309)	$57,165

December 31, 2006
Leasehold purchased	$23,655	$(19,631)	$4,024
Core deposit intangible	45,000	(7,525)	37,475
Borrower relationship	6,570	(456)	6,114
Trust customers	11,430	(796)	10,634
Other	1,622	(382)	1,240

Total other intangible assets	$88,277	$(28,790)	$59,487

March 31, 2006
Leasehold purchased	$23,655	$(19,019)	$4,636
Core deposit intangible	45,000	(753)	44,247
Trust customers	11,430	(94)	11,336
Other	382	(38)	344

Total other intangible assets	$80,467	$(19,904)	$60,563

     Amortization expense of other intangible assets for the three months ended March 31, 2007, and 2006, was $2.5 million and $1.1 million, respectively.
     The estimated amortization expense of other intangible assets for the remainder of 2007 and the next five annual years are as follows:

Amortization
(in thousands)	Expense

Fiscal year:
2007	$7,557
2008	8,888
2009	7,957
2010	7,132
2011	6,333
2012	4,966
Note 5 – Loan Sales and Securitizations
Automobile loans
     Huntington sold $141.3 million and $169.8 million of automobile loans in the first quarter of 2007 and 2006, resulting in pre-tax gains of $1.1 million and $0.4 million, respectively.
     Automobile loan servicing rights are acccounted for under the amortization provision of FASB Statement No. 156, Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140. A servicing asset is established at fair value at the time of the sale. The servicing asset is then amortized against servicing income. Impairment, if any, is recognized when carrying value exceeds the fair value as determined by calculating the present value of expected net future cash flows. The primary risk characteristic for measuring servicing assets is payoff rates of the underlying loan pools. Valuation calculations rely on the predicted payoff assumption and, if actual payoff is quicker than expected, then future value would be impaired.
     Changes in the carrying value of automobile loan servicing rights for the three months ended March 31, 2007 and 2006, and the fair value at the end of each period were as follows:

	Three Months Ended
	March 31,
(in thousands)	2007	2006

Carrying value, beginning of period	$7,916	$10,805
New servicing assets	1,026	998
Amortization	(1,756)	(2,193)
Impairment charges	—	—

Carrying value, end of period	$7,186	$9,610

Fair value, end of period	$8,153	$11,086

     Huntington has retained servicing responsibilities on sold automobile loans and receives annual servicing fees from 0.55% to 1.00% and other ancillary fees of approximately 0.40% to 0.45% of the outstanding loan balances. Servicing income, net of amortization of capitalized servicing assets, amounted to $3.0 million and $3.4 million for the three months ended March 31, 2007 and 2006, respectively.
Residential Mortgage Loans
     During the first quarter of 2007, Huntington sold $108.7 million of residential mortgage loans held for investment, resulting in a net pre-tax gain of $0.6 million. There were no sales of residential mortgage loans held for investment in the first quarter of 2006.

     A mortgage servicing right (MSR) is established only when the servicing is contractually separated from the underlying mortgage loans by sale or securitization of the loans with servicing rights retained.
     At initial recognition, the MSR asset is established at its fair value using assumptions that are consistent with assumptions used at the time to estimate the fair value of the total MSR portfolio. The same risk management practices are applied to all MSRs and, accordingly, all MSRs are identified as a single asset class. Subsequent to initial capitalization, MSR assets are carried at fair value and are included in other assets. Any increase or decrease in fair value during the period is recorded as an increase or decrease in mortgage banking income, which is reflected in non-interest income in the consolidated income statement.
     The following table is a summary of the changes in MSR fair value during the three months ended March 31, 2007 and 2006:

	Three Months Ended
	March 31,
(in thousands)	2007	2006

Fair value, beginning of period	$131,104	109,890
New servicing assets created	8,436	5,777
Servicing assets acquired	—	1,909
Change in fair value during the period due to:
Time decay (1)	(1,076)	(923)
Payoffs (2)	(2,562)	(2,609)
Changes in valuation inputs or assumptions (3)	(1,057)	9,213

Fair value, end of period	$134,845	$123,257

(1)	Represents decrease in value due to passage of time, including the impact from both regularly scheduled loan principal payments and partial loan paydowns.

(2)	Represents decrease in value associated with loans that paid off during the period.

(3)	Represents change in value resulting primarily from market-driven changes in interest rates.
     MSRs do not trade in an active, open market with readily observable prices. While sales of MSRs occur, the precise terms and conditions are typically not readily available. Therefore, the fair value of MSRs is estimated using a discounted future cash flow model. The model considers portfolio characteristics, contractually specified servicing fees and assumptions related to prepayments, delinquency rates, late charges, other ancillary revenues, costs to service, and other economic factors. Changes in the assumptions used may have a significant impact on the valuation of MSRs.
     A summary of key assumptions and the sensitivity of the MSR value at March 31, 2007 to changes in these assumptions follows:

		Decline in fair value
		due to
		10%	20%
		adverse	adverse
(in thousands)	Actual	change	change
Constant pre-payment rate	13.19%	$(6,329)	$(12,088)
Discount rate	9.40	(4,890)	(9,440)
     MSR values are very sensitive to movements in interest rates as expected future net servicing income depends on the projected outstanding principal balances of the underlying loans, which can be greatly impacted by the level of prepayments. The Company hedges against changes in MSR fair value attributable to changes in interest rates through a combination of derivative instruments and trading securities.
     Below is a summary of servicing fee income, a component of mortgage banking income, earned during the three months ended March 31, 2007 and 2006.

	Three Months Ended
	March 31,
(in thousands)	2007	2006

Servicing fees	$6,820	$5,925
Late fees	708	610
Ancillary fees	255	252

Total fee income	$7,783	$6,787

Note 6 — Investment Securities
     Listed below are the contractual maturities (under 1 year, 1-5 years, 6-10 years and over 10 years) of investment securities at March 31, 2007, December 31, 2006, and March 31, 2006:

	March 31, 2007		December 31, 2006		March 31, 2006
	Amortized		Amortized		Amortized
(in thousands)	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value

U.S. Treasury
Under 1 year	$130	$129	$800	$800	$—	$—
1-5 years	648	650	1,046	1,056	21,253	20,466
6-10 years	—	—	—	—	2,946	3,014
Over 10 years	—	—	—	—	—	—

Total U.S. Treasury	778	779	1,846	1,856	24,199	23,480

Federal agencies
Mortgage backed securities
Under 1 year	2,249	2,248	1,848	1,847	—	—
1-5 years	11,361	11,432	9,560	9,608	29,853	28,698
6-10 years	3,455	3,460	4,353	4,355	—	—
Over 10 years	1,222,972	1,230,560	1,261,423	1,265,651	1,244,278	1,197,187

Total mortgage-backed Federal agencies	1,240,037	1,247,700	1,277,184	1,281,461	1,274,131	1,225,885

Other agencies
Under 1 year	—	—	—	—	45,099	44,247
1-5 years	149,324	149,628	149,819	149,853	252,770	241,958
6-10 years	—	—	98	96	51,048	47,467
Over 10 years	—	—	—	—	—	—

Total other Federal agencies	149,324	149,628	149,917	149,949	348,917	333,672

Total Federal agencies	1,389,361	1,397,328	1,427,101	1,431,410	1,623,048	1,559,557

Municipal securities
Under 1 year	42	42	42	42	65	65
1-5 years	9,726	9,734	10,553	10,588	145	145
6-10 years	164,760	164,160	165,624	165,229	154,741	151,982
Over 10 years	407,244	411,275	410,248	415,564	393,470	390,206

Total municipal securities	581,772	585,211	586,467	591,423	548,421	542,398

Private label CMO
Under 1 year	—	—	—	—	—	—
1-5 years	—	—	—	—	—	—
6-10 years	—	—	—	—	—	—
Over 10 years	551,070	556,342	586,088	590,062	663,447	651,017

Total private label CMO	551,070	556,342	586,088	590,062	663,447	651,017

Asset backed securities
Under 1 year	—	—	—	—	—	—
1-5 years	30,000	30,019	30,000	30,056	30,503	30,445
6-10 years	—	—	—	—	—	—
Over 10 years	987,045	987,849	1,544,572	1,552,748	2,071,020	2,071,735

Total asset backed securities	1,017,045	1,017,868	1,574,572	1,582,804	2,101,523	2,102,180

Other
Under 1 year	6,500	6,487	4,800	4,784	2,400	2,400
1-5 years	4,146	4,133	2,750	2,706	9,800	9,808
6-10 years	642	644	—	—	1,252	1,186
Over 10 years	44	86	44	86	44	43
Non-marketable equity securities	150,754	150,754	150,754	150,754	136,123	136,123
Marketable equity securities	4,698	5,044	6,481	7,039	5,271	6,167

Total other	166,784	167,148	164,829	165,369	154,890	155,727

Total investment securities	$3,706,810	$3,724,676	$4,340,903	$4,362,924	$5,115,528	$5,034,359

Duration in years (1)		3.2		3.2		2.8

(1)	The average duration assumes a market driven pre-payment rate on securities subject to pre-payment.

     At March 31, 2007, non marketable equity securities includes $123.0 million of stock of the Federal Home Loan Bank of Cincinnati and $27.8 million of stock of the Federal Reserve Bank.
     For the three months ended March 31, 2007, gross gains from sales of securities totaled $5.0 million and gross losses totaled $4.9 million. Gross losses for the three months ended March 31, 2007 included $3.3 million of impairment losses on certain securities backed by mortgage loans to borrowers with low FICO scores. Including impairment recognized in the forth quarter of 2006, at March 31, 2007, these securities had a carrying value of $14.8 million. Gross gains and losses from the sales of securities were not material for the three months ended March 31, 2006.
     As of March 31, 2007, Management has evaluated all other investment securities with unrealized losses and all non-marketable securities for impairment. The unrealized losses were caused by interest rate increases. The contractual terms and/or cash flows of the investments do not permit the issuer to settle the securities at a price less than the amortized cost. Huntington has the intent and ability to hold these investment securities until the fair value is recovered, which may be maturity, and therefore, does not consider them to be other-than-temporarily impaired at March 31, 2007.
Note 7 – Earnings per Share
     Basic earnings per share is the amount of earnings available to each share of common stock outstanding during the reporting period. Diluted earnings per share is the amount of earnings available to each share of common stock outstanding during the reporting period adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares include incremental shares issued upon exercise of outstanding stock options, the vesting of restricted stock units, and the distribution of shares from deferred compensation plans. The calculation of basic and diluted earnings per share for the three months ended March 31, 2007 and 2006, was as follows:

	Three Months Ended
	March 31,
(in thousands, except per share amounts)	2007	2006

Net income	$95,726	$104,456
Average common shares outstanding	235,586	230,968
Dilutive potential common shares	3,168	3,395

Diluted average common shares outstanding	238,754	234,363

Earnings per share
Basic	$0.41	$0.45
Diluted	0.40	0.45
     Options to purchase 6.9 million and 5.7 million shares during the three months ended March 31, 2007 and 2006, respectively, were outstanding but were not included in the computation of diluted earnings per share because the effect would be antidilutive. The weighted average exercise price for these options was $25.21 per share and $25.68 per share for the three months ended March 31, 2007 and 2006, respectively.
Note 8 – Share-based Compensation
     Huntington sponsors nonqualified and incentive share-based compensation plans. These plans provide for the granting of stock options and other awards to officers, directors, and other employees. Stock options are granted at the market price on the date of the grant. Options vest ratably over three years or when other conditions are met. Options granted prior to May 2004 have a maximum term of ten years. All options granted beginning in May 2004 have a maximum term of seven years.
     Beginning in 2006, Huntington began granting restricted stock units under the 2004 Stock and Long-Term Incentive Plan. Restricted stock units are issued at no cost to the recipient, and can be settled only in shares at the end of the vesting period, subject to certain service restrictions. The fair value of the restricted stock unit awards was based on the closing market price of the Company’s common stock on the date of award.
     Huntington’s board of directors has approved all of the plans. Shareholders have approved each of the plans, except for the broad-based Employee Stock Incentive Plan. Of the 24.8 million shares of common stock authorized for issuance under the plans at March 31, 2007, 20.9 million were outstanding and 3.9 million were available for future grants.

     Huntington uses the Black-Scholes option-pricing model to value share-based compensation expense. This model assumes that the estimated fair value of options is amortized over the options’ vesting periods and the compensation costs would be included in personnel costs on the consolidated statements of income. Forfeitures are estimated at the date of grant based on historical rates and reduce the compensation expense recognized. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant. Expected volatility is based on the historical volatility of Huntington’s stock. The expected term of options granted is derived from historical data on employee exercises. The expected dividend yield is based on the dividend rate and stock price on the date of the grant. The following table illustrates the weighted-average assumptions used in the option-pricing model for options granted in each of the periods presented.

	Three Months Ended
	March 31,
	2007	2006

Assumptions
Risk-free interest rate	4.57%	4.47%
Expected dividend yield	4.45	4.32
Expected volatility of Huntington’s common stock	21.1	22.2
Expected option term (years)	6.0	6.0

Weighted-average grant date fair value per share	$3.75	$4.33
     Huntington’s stock option activity and related information for the three months ended March 31, 2007, was as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
(in thousands, except per share amounts)	Options	Price	Life (Years)	Value

Outstanding at January 1, 2007	20,573	$21.36
Granted	18	23.71
Exercised	(316)	17.38
Forfeited/expired	(179)	22.33

Outstanding at March 31, 2007	20,096	$21.41	4.6	$35,071

Exercisable at March 31, 2007	14,308	$20.79	4.3	$32,608

     The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the option exercise price. The total intrinsic value of stock options exercised during the three months ended March 31, 2007 and 2006, was $1.9 million and $4.5 million, respectively.
     Cash received from the exercise of options for the three months ended March 31, 2007 and 2006 was $3.9 million and $9.4 million, respectively. The tax benefit realized for the tax deductions from option exercises totaled $0.9 million for both the three months ended March 31, 2007 and 2006.
     Huntington issues shares to fulfill stock option exercises and restricted stock units from available shares held in treasury. At March 31, 2007, the Company believes there are adequate shares in treasury to satisfy anticipated stock option exercises in 2007.
     The following table summarizes the status of Huntington’s restricted stock units as of March 31, 2007 and activity for the three months ended March 31, 2007:

		Weighted-
		Average
	Restricted	Grant Date
	Stock	Fair Value
(in thousands, except per share amounts)	Units	Per Share

Nonvested at January 1, 2007	468	$23.37
Granted	4	23.70
Vested	(5)	23.34
Forfeited	(7)	23.34

Nonvested at March 31, 2007	460	$23.38

     As of March 31, 2007, the total compensation cost related to restricted stock units not yet recognized was $7.9 million with a weighted-average expense recognition period of 2.3 years. The total fair value of restricted stock units vested during the three months ended March 31, 2007, was $0.1 million.
Note 9 – Income Taxes
     The company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, city, and foreign jurisdictions. Federal income tax audits have been resolved through 2003. Various state and city jurisdictions remain open to examination for tax years 2000 and forward.
     The Company adopted the provisions of FIN 48 on January 1, 2007. The implementation of FIN 48 did not impact the Company’s financial statements. As of January 1, 2007, there were no unrecognized tax benefits.
     The Company recognizes interest and penalties on income tax assessments or income tax refunds in the financial statements as a component of its provision for income taxes.
Note 10 – Benefit Plans
     Huntington sponsors the Huntington Bancshares Retirement Plan (the Plan), a non-contributory defined benefit pension plan covering substantially all employees. The Plan provides benefits based upon length of service and compensation levels. The funding policy of Huntington is to contribute an annual amount that is at least equal to the minimum funding requirements but not more than that deductible under the Internal Revenue Code.
     In addition, Huntington has an unfunded, defined benefit post-retirement plan (Post-Retirement Benefit Plan) that provides certain healthcare and life insurance benefits to retired employees who have attained the age of 55 and have at least 10 years of vesting service under this plan. For any employee retiring on or after January 1, 1993, post-retirement healthcare benefits are based upon the employee’s number of months of service and are limited to the actual cost of coverage. Life insurance benefits are a percentage of the employee’s base salary at the time of retirement, with a maximum of $50,000 of coverage.
     The following table shows the components of net periodic benefit expense of the Plan and the Post-Retirement Benefit Plan:

	Pension Benefits		Post Retirement Benefits
	Three Months Ended		Three Months Ended
	March 31,		March 31,
(in thousands)	2007	2006	2007	2006
Service cost	$4,445	$4,309	$374	$337
Interest cost	5,967	5,539	667	565
Expected return on plan assets	(9,120)	(8,220)	—	—
Amortization of transition asset	1	—	276	276
Amortization of prior service cost	1	1	142	95
Settlements	1,000	1,000	—	—
Recognized net actuarial loss (gain)	3,115	4,377	(81)	(181)
				-
Benefit expense	$5,409	$7,006	$1,378	$1,092

     There is no required minimum contribution for 2007 to the Plan.
     Huntington also sponsors other retirement plans, the most significant being the Supplemental Executive Retirement Plan and the Supplemental Retirement Income Plan. These plans are nonqualified plans that provide certain former officers and directors of Huntington and its subsidiaries with defined pension benefits in excess of limits imposed by federal tax law. The cost of providing these plans was $0.8 million and $0.7 million for the three-month periods ended March 31, 2007 and 2006, respectively.
     Huntington has a defined contribution plan that is available to eligible employees. Huntington matches participant contributions dollar for dollar, up to the first 3% of base pay contributed to the plan. The match is 50 cents for each dollar on the 4th and 5th percent of base pay contributed to the plan. The cost of providing this plan was $2.8 million and $2.6 million for the three months ended March 31, 2007 and 2006, respectively.

Note 11 – Commitments and Contingent Liabilities
Commitments to extend credit:
     In the ordinary course of business, Huntington makes various commitments to extend credit that are not reflected in the financial statements. The contract amounts of these financial agreements at March 31, 2007, December 31, 2006, and March 31, 2006, were as follows:

	March 31,	December 31,	March 31,
(in millions)	2007	2006	2006

Contract amount represents credit risk
Commitments to extend credit
Commercial	$4,385	$4,416	$3,295
Consumer	3,482	3,374	3,410
Commercial real estate	1,664	1,645	1,648
Standby letters of credit	1,197	1,156	1,095
Commercial letters of credit	38	54	43
     Commitments to extend credit generally have fixed expiration dates, are variable-rate, and contain clauses that permit Huntington to terminate or otherwise renegotiate the contracts in the event of a significant deterioration in the customer’s credit quality. These arrangements normally require the payment of a fee by the customer, the pricing of which is based on prevailing market conditions, credit quality, probability of funding, and other relevant factors. Since many of these commitments are expected to expire without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements. The interest rate risk arising from these financial instruments is insignificant as a result of their predominantly short-term, variable-rate nature.
     Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most of these arrangements mature within two years. The carrying amount of deferred revenue associated with these guarantees was $4.3 million, $4.3 million, and $5.3 million at March 31, 2007, December 31, 2006, and March 31, 2006, respectively.
     Commercial letters of credit represent short-term, self-liquidating instruments that facilitate customer trade transactions and generally have maturities of no longer than 90 days. The merchandise or cargo being traded normally secures these instruments.
Commitments to sell loans:
     Huntington enters into forward contracts relating to its mortgage banking business. At March 31, 2007, December 31, 2006, and March 31, 2006, Huntington had commitments to sell residential real estate loans of $373.7 million, $319.9 million, and $406.3 million, respectively. These contracts mature in less than one year.
     During the 2005 second quarter, Huntington entered into a two-year agreement to sell a portion of its monthly automobile loan production at the cost of such loans, subject to certain limitations, provided the production meets certain pricing, asset quality, and volume parameters. At March 31, 2007, approximately $61.8 million of automobile loans related to this commitment were classified as held for sale.
Litigation:
     In the ordinary course of business, there are various legal proceedings pending against Huntington and its subsidiaries. In the opinion of Management, the aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on Huntington’s consolidated financial position.

Note 12 – Derivative Financial Instruments
Derivatives used in Asset and Liability Management Activities
     The following table presents the gross notional values of derivatives used in Huntington’s Asset and Liability Management activities at March 31, 2007, identified by the underlying interest rate-sensitive instruments:

	Fair Value	Cash Flow
(in thousands)	Hedges	Hedges	Total

Instruments associated with:
Deposits	$625,000	$315,000	$940,000
Federal Home Loan Bank advances	—	525,000	525,000
Subordinated notes	750,000	—	750,000
Other long-term debt	50,000	—	50,000

Total notional value at March 31, 2007	$1,425,000	$840,000	$2,265,000

     The following table presents additional information about the interest rate swaps used in Huntington’s Asset and Liability Management activities at March 31, 2007:

		Average		Weighted-Average
	Notional	Maturity	Fair	Rate
(in thousands )	Value	(years)	Value	Receive	Pay

Liability conversion swaps
Receive fixed — generic	$810,000	9.4	$3,685	5.29%	5.57%
Receive fixed — callable	615,000	6.3	(10,912)	4.64	5.26
Pay fixed — generic	840,000	2.2	(2,057)	5.33	4.98

Total liability conversion swaps	$2,265,000	5.9	$(9,284)	5.13%	5.27%

     Interest rate caps used in Huntington’s Asset and Liability Management activities at March 31, 2007, are shown in the table below:

		Average
	Notional	Maturity	Fair	Weighted-Average
(in thousands )	Value	(years)	Value	Strike Rate

Interest rate caps - purchased	$500,000	1.8	$1,205	5.50%

     These derivative financial instruments were entered into for the purpose of altering the interest rate risk of assets and liabilities. Consequently, net amounts receivable or payable on contracts hedging either interest earning assets or interest bearing liabilities were accrued as an adjustment to either interest income or interest expense. The net amount resulted in an increase to net interest income of $0.4 million and $0.6 million for the three months ended March 31, 2007 and 2006, respectively.
     Collateral agreements are regularly entered into as part of the underlying derivative agreements with Huntington’s counterparties to mitigate the credit risk associated with derivatives. At March 31, 2007, December 31, 2006 and March 31, 2006, aggregate credit risk associated with these derivatives, net of collateral that has been pledged by the counterparty, was $23.6 million, $42.6 million and $21.3 million, respectively. The credit risk associated with interest rate swaps is calculated after considering master netting agreements.

Derivatives Used in Mortgage Banking Activities
     The following is a summary of the derivative assets and liabilities that Huntington used in its mortgage banking activities:

	March 31,	December 31,	March 31,
(in thousands)	2007	2006	2006

Derivative assets:
Interest rate lock agreements	$383	$236	$250
Forward trades and options	854	1176	3,053

Total derivative assets	1,237	1,412	3,303

Derivative liabilities:
Interest rate lock agreements	(808)	(838)	(1,650)
Forward trades and options	(417)	(699)	(32)

Total derivative liabilities	(1,225)	(1,537)	(1,682)

Net derivative (liability) asset	$12	$(125)	$1,621

Derivatives Used in Trading Activities
     Various derivative financial instruments are offered to enable customers to meet their financing and investing objectives and for their risk management purposes. Derivative financial instruments used in trading activities consisted predominantly of interest rate swaps, but also included interest rate caps, floors, and futures, as well as foreign exchange options. Interest rate options grant the option holder the right to buy or sell an underlying financial instrument for a predetermined price before the contract expires. Interest rate futures are commitments to either purchase or sell a financial instrument at a future date for a specified price or yield and may be settled in cash or through delivery of the underlying financial instrument. Interest rate caps and floors are option-based contracts that entitle the buyer to receive cash payments based on the difference between a designated reference rate and a strike price, applied to a notional amount. Written options, primarily caps, expose Huntington to market risk but not credit risk. Purchased options contain both credit and market risk. The interest rate risk of these customer derivatives is mitigated by entering into similar derivatives having offsetting terms with other counterparties.
     Supplying these derivatives to customers results in non-interest income. These instruments are carried at fair value in other assets with gains and losses reflected in other non-interest income. Total trading revenue for customer accommodation was $3.4 million and $3.0 million for the three months ended March 31, 2007 and 2006, respectively. The total notional value of derivative financial instruments used by Huntington on behalf of customers, including offsetting derivatives was $4.9 billion, $4.6 billion, and $4.3 billion at March 31, 2007, December 31, 2006, and March 31, 2006, respectively. Huntington’s credit risk from interest rate swaps used for trading purposes was $57.9 million, $40.0 million, and $56.2 million at the same dates.
     Huntington also uses certain derivative financial instruments to offset changes in value of its residential mortgage servicing assets. These derivatives consist primarily of forward interest rate agreements, and forward mortgage securities. The derivative instruments used are not designated as hedges under Statement No. 133. Accordingly, such derivatives are recorded at fair value with changes in fair value reflected in mortgage banking income. The total notional value of these derivative financial instruments at March 31, 2007, was $2.1 billion. The total notional amount corresponds to trading assets with a fair value of $1.7 million and trading liabilities with a fair value of $1.4 million. Total losses for the three months ended March 31, 2007 and 2006 were $0.5 million and $4.3 million, respectively.
     In connection with securitization activities, Huntington purchased interest rate caps with a notional value totaling $1.6 billion. These purchased caps were assigned to the securitization trust for the benefit of the security holders. Interest rate caps were also sold totaling $1.6 billion outside the securitization structure. Both the purchased and sold caps are marked to market through income.

Note 13 – Shareholders’ Equity
Share Repurchase Program:
     On April 20, 2006, the Company announced that its board of directors authorized a new program for the repurchase of up to 15 million shares (the 2006 Repurchase Program). The 2006 Repurchase Program does not have an expiration date. The 2006 Repurchase Program cancelled and replaced the prior share repurchase program, authorized by the board of directors in 2005. The Company announced its expectation to repurchase the shares from time to time in the open market or through privately negotiated transactions depending on market conditions.
     Huntington did not repurchase any shares under the 2006 Repurchase Program for the three months ended March 31, 2007. At the end of the period, 3,850,000 shares may be purchased under the 2006 Repurchase Program.
Note 14 – Segment Reporting
     Huntington has three distinct lines of business: Regional Banking, Dealer Sales, and the Private Financial and Capital Markets Group (PFCMG). A fourth segment includes the Treasury function and other unallocated assets, liabilities, revenue, and expense. Lines of business results are determined based upon the Company’s management reporting system, which assigns balance sheet and income statement items to each of the business segments. The process is designed around the Company’s organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. An overview of this system is provided below, along with a description of each segment and discussion of financial results.
     The following provides a brief description of the four operating segments of Huntington:
Regional Banking: This segment provides traditional banking products and services to consumer, small business, and, commercial customers located in eight operating regions within the five states of Ohio, Michigan, West Virginia, Indiana, and Kentucky. It provides these services through a banking network of 375 branches, over 1,000 ATMs, along with Internet and telephone banking channels. It also provides certain services outside of these five states, including mortgage banking and equipment leasing. Each region is further divided into retail and commercial banking units. Retail products and services include home equity loans and lines of credit, first mortgage loans, direct installment loans, small business loans, personal and business deposit products, as well as sales of investment and insurance services. Retail Banking accounts for 57% and 77% of total Regional Banking loans and deposits, respectively. Commercial Banking serves middle market commercial banking relationships, which use a variety of banking products and services including, but not limited to, commercial loans, international trade, cash management, leasing, interest rate protection products, capital market alternatives, 401(k) plans, and mezzanine investment capabilities.
Dealer Sales: This segment provides a variety of banking products and services to more than 3,500 automotive dealerships within the Company’s primary banking markets, as well as in Arizona, Florida, Georgia, New Jersey, North Carolina, Pennsylvania, South Carolina, and Tennessee. Dealer Sales finances the purchase of automobiles by customers at the automotive dealerships, purchases automobiles from dealers and simultaneously leases the automobiles to consumers under long-term leases, finances the dealerships’ new and used vehicle inventories, dealership real estate, or dealer working capital needs, and provides other banking services to the automotive dealerships and their owners. Competition from the financing divisions of automobile manufacturers and from other financial institutions is intense. Dealer Sales’ production opportunities are directly impacted by the general automotive sales business, including programs initiated by manufacturers to enhance and increase sales directly. Huntington has been in this line of business for over 50 years.
Private Financial and Capital Markets Group (PFCMG): This segment provides products and services designed to meet the needs of higher net worth customers. Revenue is derived through the sale of trust, asset management, investment advisory, brokerage, insurance, and private banking products and services. It also focuses on financial solutions for corporate and institutional customers that include investment banking, sales and trading of securities, mezzanine capital financing, and risk management products. To serve high net worth customers, a unique distribution model is used that employs a single, unified sales force to deliver products and services mainly through Regional Banking distribution channels.

Treasury / Other: This segment includes revenue and expense related to assets, liabilities, and equity that are not directly assigned or allocated to one of the other three business segments. Assets in this segment include investment securities and bank owned life insurance. The net interest income/(expense) of this segment includes the net impact of administering our investment securities portfolios as part of overall liquidity management. A match-funded transfer pricing system is used to attribute appropriate funding interest income and interest expense to other business segments. As such, net interest income includes the net impact of any over or under allocations arising from centralized management of interest rate risk. Furthermore, net interest income includes the net impact of derivatives used to hedge interest rate sensitivity. Non-interest income includes miscellaneous fee income not allocated to other business segments, including bank owned life insurance income. Fee income also includes asset revaluations not allocated to other business segments, as well as any investment securities and trading assets gains or losses. The non-interest expense includes certain corporate administrative and other miscellaneous expenses not allocated to other business segments. This segment also includes any difference between the actual effective tax rate of Huntington and the statutory tax rate used to allocate income taxes to the other segments.
Use of Operating Earnings to Measure Segment Performance
     Management uses earnings on an operating basis, rather than on a GAAP (reported) basis, to measure underlying performance trends for each business segment. Analyzing earnings on an operating basis is very helpful in assessing underlying performance trends, a critical factor used to determine the success of strategies and future earnings capabilities. For the three months ended March 31, 2007 and 2006, operating earnings were the same as reported GAAP.
     Listed below are certain financial results by line of business. For the three months ended March 31, 2007 and 2006, operating earnings were the same as reported earnings.

	Three Months Ended March 31,
Income Statements	Regional	Dealer		Treasury/	Huntington
(in thousands)	Banking	Sales	PFCMG	Other	Consolidated

2007
Net interest income	$215,060	$31,641	$19,177	$(10,323)	$255,555
Provision for credit losses	(22,456)	(7,745)	795	—	(29,406)
Non-interest income	86,482	13,181	36,713	8,801	145,177
Non-interest expense	(162,902)	(19,587)	(40,232)	(19,351)	(242,072)
Income taxes	(33,171)	(4,993)	(4,697)	9,333	(33,528)

Operating / reported net income	$83,013	$12,497	$11,756	$(11,540)	$95,726

2006
Net interest income	$208,080	$34,831	$17,569	$(16,800)	$243,680
Provision for credit losses	(10,390)	(7,762)	(1,388)	—	(19,540)
Non-interest income	77,792	26,992	40,894	13,856	159,534
Non-interest expense	(142,148)	(31,780)	(30,711)	(33,776)	(238,415)
Income taxes	(46,667)	(7,798)	(9,227)	22,889	(40,803)

Operating / reported net income	$86,667	$14,483	$17,137	$(13,831)	$104,456

	Assets at			Deposits at
	March 31,	December 31,	March 31,	March 31,	December 31,	March 31,
(in millions)	2007	2006	2006	2007	2006	2006

Regional Banking	$21,154	$20,933	$20,769	$20,637	$20,231	$20,233
Dealer Sales	5,173	5,003	5,467	55	59	64
PFCMG	2,236	2,153	2,090	1,172	1,162	1,177
Treasury / Other	6,416	7,240	7,340	2,722	3,596	3,081

Total	$34,979	$35,329	$35,666	$24,586	$25,048	$24,555